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                            July 12, 2022

       George Gresham
       Chief Financial Officer and Chief Operating Officer
       Green Dot Corporation
       114 W 7th Street
       Suite 240
       Austin, Texas 78701

                                                        Re: Green Dot
Corporation
                                                            Form 10-K for the
fiscal year ended December 31, 2021
                                                            Filed February 28,
2022
                                                            File No. 001-34819

       Dear Mr. Gresham:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2021

       Business
       Dividend and Share Repurchase Restrictions, page 8

   1. You disclose various rules and regulations that could restrict the ability of Green Dot
                                                        Bank to pay you
dividends or make other distributions. Please tell us your consideration for providing the
parent-only financial information required by either Rule 9-06 of
                                                        Regulation S-X for bank
holding companies or Rule 5-04(a)(3) of Regulation S-X for
                                                        commercial and
industrial companies.
 George Gresham
FirstName  LastNameGeorge Gresham
Green Dot Corporation
Comapany
July       NameGreen Dot Corporation
     12, 2022
July 12,
Page  2 2022 Page 2
FirstName LastName
Notes to Consolidated Financial Statements
Note 7 - Equity Method Investments, page 74

2. We note that the $7.0 million equity in losses of TailFin Labs, LLC in 2020 appears significant to your pre-tax income. Please provide us your analysis indicating why it is appropriate to exclude separate financial statements of this equity method investee under
         Rule 3-09 of Regulation S-X.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Mark Brunhofer at (202) 551-3638 or Sharon Blume at (202) 551-
3474 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Finance